UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OPEN LENDING CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

68373J104

(CUSIP Number)

Bregal Sagemount I, L.P.

Attention: Paul Bradshaw

Second Floor, Windward House

La Route de la Liberation

St. Helier, Jersey JE2 3BQ, Channel Islands

+44 1534 754 500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68373J104	13D/A	Page 2 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bregal Sagemount I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,906,029
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 14,906,029
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,906,029
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.8% †
14.	Type of Reporting Person (See Instructions) PN

†

The percentage of class was calculated based on 126,803,096 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), outstanding following the closing of the offering (the “Offering”) and stock repurchase (the “Stock Repurchase”) transactions described in the prospectus dated December 9, 2020 (the “Prospectus”) filed with the Securities Exchange Commission on December 10, 2020, by Open Lending Corporation (the “Company”), as set forth in the Prospectus.

CUSIP No. 68373J104	13D/A	Page 3 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bregal North America General Partner Jersey Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,906,029
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 14,906,029
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,906,029
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.8% †
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 68373J104	13D/A	Page 4 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bregal Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,933,245*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 14,933,245 *
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,933,245*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.8% †
14.	Type of Reporting Person (See Instructions) IA

•

* Consists of (i) 14,906,029 shares of Common Stock held by Bregal Sagemount I, L.P. (“Bregal Sagemount”) and (ii) 27,216 shares of Common Stock held by Bregal Investments, Inc. (“Bregal Investments”).

CUSIP No. 68373J104	13D/A	Page 5 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gene Yoon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Citizen of the United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,933,245 *
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 14,933,245 *
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,933,245 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.8% †
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68373J104	13D/A	Page 6 of 10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Blair Greenberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Citizen of the United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,933,245 *
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 14,933,245 *
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,933,245 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.8% †
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68373J104	13D/A	Page 7 of 10

EXPLANATION.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission by the Reporting Persons on October 30, 2020 with respect to the shares of common stock, $0.01 par value per share (“Common Stock”), of Open Lending Corporation (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

This Item 4 is hereby amended and supplemented with the addition of the following paragraphs immediately below.

On December 14, 2020, Bregal Sagemount and Bregal Investments sold in the Offering 4,826,933 and 8,814 shares of Common Stock, respectively, to the underwriters pursuant to the Underwriting Agreement dated December 9, 2020 (the “Underwriting Agreement”) at a purchase price of $26.88 per share, as described in the Prospectus. In addition, on the same date, Bregal Sagemount and Bregal Investments sold in the Stock Repurchase 605,195 and 1,105 shares, respectively, to the Company pursuant to the Stock Repurchase Agreement dated December 7, 2020 (the “Stock Repurchase Agreement”) at the same $26.88 per share purchase price as in the Offering, as described in the Prospectus.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company and the selling stockholders (including Bregal Sagemount and Bregal Investments), customary conditions to closing, indemnification obligations of the Company, the selling stockholders and the underwriters, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions.

The Offering was made pursuant to the Company’s registration statement (the “Registration Statement”) on Form S-1 (Registration No. 333-251183), which was declared effective by the Securities and Exchange Commission on December 9, 2020, including the prospectus dated December 7, 2020 contained therein, the prospectus supplement dated December 9, 2020, and the Registration Statement on Form S-1 (Registration No. 333-251247), filed on December 9, 2020 pursuant to the Rule 462(b) of the Securities Act.

The Stock Repurchase Agreement contains customary representations, warranties and agreements by the Company and each of Bregal Sagemount and Bregal Investments.

The foregoing summary of the Underwriting Agreement and the Stock Repurchase Agreement in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the the Underwriting Agreement and the Stock Repurchase Agreement, copies of which are filed as exhibits to this Amendment and are incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Only paragraphs (a) and (b) of this Item 5 are amended and restated as follows:

(a) and (b) As of December 14, 2020, Bregal Sagemount directly owned 14,906,029 shares of Common Stock, representing approximately 11.8% of the total outstanding shares of Common Stock calculated based on 126,803,096 shares outstanding following the closing of the Offering and Stock Repurchase transactions as of December 14, 2020, as set forth in the Prospectus.

As of December 14, 2020, Bregal North America, in its capacity as general partner of Bregal Sagemount, may be deemed to beneficially own the 14,906,029 shares of Common Stock owned directly by Bregal Sagemount.

As of December 14, 2020, Bregal Investments directly owned 27,216 shares of Common Stock and, in its capacity as the registered investment advisor of Bregal Sagemount, may be deemed to beneficially own the Common Stock beneficially owned by Bregal Sagemount. As of December 14, 2020, the 14,933,245 shares of Common Stock that Bregal Investments may be deemed to beneficially own represented 11.8% of the total outstanding shares of Common Stock calculated based on 126,803,096 shares outstanding following the closing of the Offering and Stock Repurchase transactions as of December 14, 2020, as set forth in the Prospectus.

CUSIP No. 68373J104	13D/A	Page 8 of 10

As of December 14, 2020, each of G. Yoon, in his capacity as managing director of Bregal Investments, and B. Greenberg, in his capacity as director of Bregal Investments, may be deemed to beneficially own the shares of Common Stock beneficially owned by Bregal Investments.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c).

(d) Not applicable.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

2	Form of Underwriting Agreement, among the underwriters, the Company, and various sellers, including Bregal Sagemount I, L.P. and Bregal Investments, Inc. (incorporated herein by reference to Exhibit 1.1 to the Company’s Form S-1 filed with the SEC on December 7, 2020)

3	Stock Repurchase Agreement, dated December 7, 2020, among the Company and various sellers, including Bregal Sagemount I, L.P. and Bregal Investments, Inc. (incorporated herein by reference to Exhibit 10.21 to the Company’s Form S-1 filed with the SEC on December 7, 2020)

CUSIP No. 68373J104	13D/A	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 16, 2020

BREGAL SAGEMOUNT I, L.P.

By: Bregal North America General Partner Jersey Limited, its General Partner

By:	/s/ Paul Andrew Bradshaw
Paul Andrew Bradshaw, Director

BREGAL SAGEMOUNT I, L.P.

By: Bregal North America General Partner Jersey Limited, its General Partner

By:	/s/ Elena Dinamling Bubod
Elena Dinamling Bubod, Alternate Director

BREGAL NORTH AMERICA GENERAL PARTNER JERSEY LIMITED

By:	/s/ Paul Andrew Bradshaw
Paul Andrew Bradshaw, Director

BREGAL NORTH AMERICA GENERAL PARTNER JERSEY LIMITED

By:	/s/ Elena Dinamling Bubod
Elena Dinamling Bubod, Alternate Director

BREGAL INVESTMENTS, INC.

By:	/s/ Michelle S. Riley
Michelle S. Riley, Secretary

BREGAL INVESTMENTS, INC.

By:	/s/ Ronald Fishman
Ronald Fishman, Treasurer

GENE YOON

/s/ Gene Yoon

BLAIR GREENBERG

/s/ _Blair Greenberg

CUSIP No. 68373J104	13D/A	Page 10 of 10

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

2	Form of Underwriting Agreement, among the underwriters, the Company, and various sellers, including Bregal Sagemount I, L.P. and Bregal Investments, Inc. (incorporated herein by reference to Exhibit 1.1 to the Company’s Form S-1 filed with the SEC on December 7, 2020)

3	Stock Repurchase Agreement, dated December 7, 2020, among the Company and various sellers, including Bregal Sagemount I, L.P. and Bregal Investments, Inc. (incorporated herein by reference to Exhibit 10.21 to the Company’s Form S-1 filed with the SEC on December 7, 2020)